CF Industries Holdings, Inc.

4 Parkway North, Suite 400

Deerfield, IL 60015

March 24, 2016

VIA EDGAR

Melissa Raminpour

Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                          CF Industries Holdings, Inc.

Form 10-K for the Year Ended December 31, 2015

Filed February 25, 2016

File No. 001-32597

Dear Ms. Raminpour:

CF Industries Holdings, Inc. (the “Company”) is in receipt of the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission dated March 22, 2016 (the “Comment Letter”) related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015. As discussed with the Staff by telephone on March 23, 2016, the Company will respond to the comments in the Comment Letter by no later than April 15, 2016.

Please do not hesitate to contact me at (847) 405-2509 if you have any questions.

Very truly yours,

/s/ Richard A. Hoker

Richard A. Hoker
Vice President and Corporate Controller

cc:                                W. Anthony Will, President and Chief Executive Officer

Dennis P. Kelleher, Senior Vice President and Chief Financial Officer

Douglas C. Barnard, Senior Vice President, General Counsel, and Secretary

Stephen Hajdukovic, Partner, KPMG LLP